DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2309
www.dlapiper.com

Robert H. Bergdolt
robert.bergdolt@dlapiper.com
T 919.786.2002
F 919.786.2200

February 19, 2009

VIA COURIER AND EDGAR

Karen J. Garnett, Assistant Director

Jay Mumford, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561 CF/AD8

Washington, D.C. 20549

Re:	Behringer Harvard Opportunity REIT II, Inc.
Post-Effective Amendment No. 5 to Form S-11
Commission File No. 333-140887

Dear Ms. Garnett and Mr. Mumford:

On behalf of Behringer Harvard Opportunity REIT II, Inc. (the “Company”) we acknowledge receipt of the Staff’s oral comment regarding the above-referenced filing.   We respectfully request permission to include the additional disclosure requested by the Commission in the Company’s next 424(b)(3) filing.  If the Staff is amenable to such request, we request that the Commission declare the above-referenced filing effective at the earliest time practicable.

On behalf of the Company, we respond to the specific comment of the Staff as set forth below.

1.  Please include per share distribution information in the Company’s discussion of distributions in its supplement to the prospectus.

Response:  We will include the additional disclosure as follows:

The table in the “Distributions — Distributions Declared for the Second and Third Quarter of 2008” section on page 4 of supplement no. 13 is superseded in its entirety as follows:

Distributions as of September 30, 2008 were as follows:

	Distributions
2008	Declared	Paid	Per Share (1)
Second Quarter	$74,379	$32,456	$0.075

Third Quarter	297,249	212,255	0.076

	$371,628	$244,711	$0.151

(1) Distributions per share assumes the share was issued and outstanding each day during the period and is based on a declared daily distribution for the period of $0.0008219 per share per day.  Each day during the second and third quarter was a record date for distributions.

In future quarterly post-effective amendment filings with the Commission, this per share distribution information will also be included in the selected financial data included in the Company’s supplement.

The Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this filing or require any further information, please call me at (919) 786-2002.

Very truly yours,

/s/ Robert H. Bergdolt

Robert H. Bergdolt